H E R R I C K
new york newark princeton		STEPHEN E. FOX PARTNER Direct Tel: 212-592-5924 Direct Fax: 212-545-3476 Email: sfox@herrick.com

January 3, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director

Re:	Health in Harmony, Inc. Preliminary Information Statement on Schedule 14C Filed November 21, 2012 File No. 000-54632

Ladies and Gentlemen:

On behalf of our client, Health in Harmony, Inc. (the “Company”), we hereby transmit for filing Amendment No. 2 to Schedule 14C (the “Amendment”) on behalf of the Company. The Amendment and the remainder of this letter respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated December 14, 2012 (the “Comment Letter”), with respect to the Preliminary Information State on Schedule 14C filed by the Company with the Commission on November 21, 2012 (the “Schedule 14C”).

Certain of the Staff’s comments in the Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Schedule 14C. Responses to these comments have been provided by the Company to us and are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

Securities and Exchange Commission January 3, 2013 Page 2

General

1.	We note (a) your disclosure regarding the possible transaction with the Life Care Medical Shareholders under Changes in Control on page five, (b) your statement that you “have no definitive plans ... to issue any [common shares], except with respect to the Exchange” on page six, (c) your reservation of the right to issue preferred stock as part of such transaction as described in the first paragraph of page eight, (d) the authorization of the Board of Directors to change your name to Life Care Medical Devices Limited, and (e) your disclosure under Item 5.01 in the Form 8-K filed on November 16, 2012. In light of this disclosure and these matters, please revise the information statement to provide the disclosure required by Items 11 and 14 of Schedule 14A. See Item 1 of Schedule 14C and Note A to Schedule 14A. For example, please provide the disclosure required by Item 11(b), (c) and (f) of Schedule 14A. Please also provide additional disclosure under Item 11(d) in light of the proposed transaction. Also, please provide the disclosure required by Item 14(b)(1)-(7), (b)(11) and (c)(1). Alternatively, please advise us of why you believe such disclosure is not required.

The Staff’s comment is noted. We respectfully take each component of the comment in turn.

(a)      The Company disclosed the proposed Exchange to voluntarily provide information to its stockholders with respect to a potential transaction being contemplated by the Company. However, as stated numerous times in the Schedule 14C, the Exchange is merely contemplated, no definitive documents have been entered into, and neither the Company nor Life Care Medical is obligated to effect the Exchange or is otherwise obligated to each other in any way. We respectfully advise the Staff that Schedule 14A does not require disclosure of a future potential change of control similar to the Exchange. Accordingly, Note A of Schedule 14A is not applicable to the Exchange since such information was provided voluntarily and as such, the Exchange is not “…information…called for by other items of this schedule…” To clarify that the disclosure of the Exchange is not required, and to prevent possible confusion that the Exchange is definitive and therefore required disclosure, the Company now refers to the Exchange throughout the Amendment as the “Proposed Transaction,” has removed the disclosure regarding the Exchange from the section entitled “Changes In Control” on page 4 of the Amendment and added language to Proposal 4 (defined below) on page 9 of the Amendment to add some context to Proposal 4.

Additionally, although the Exchange was referenced in the various proposals of the Schedule 14C, the proposals should not be interpreted as involving the Exchange. The Company, subsequent to the acquisition of a majority of its outstanding shares by Tungsten 74 LLC, determined that in order for it to be in a position to capitalize on future opportunities, it would restructure and recapitalize to provide for greater corporate flexibility in ways that the Company believes are generally accepted by and familiar to the investing public. These are reflected in the first three proposals of the Schedule 14C, all of which are independent of the Exchange but nevertheless may be useful if the Exchange, or any other business combination or other event, comes to fruition; simply because the Exchange or any other possible event may be facilitated by one of the proposals, does not equate to the Exchange or any other possible event being involved with such proposals for purposes of Note A to Schedule 14A.

Securities and Exchange Commission January 3, 2013 Page 3

(b)      The first proposal (“Proposal 1”) relates to the amendment of the Company’s Articles of Incorporation to increase its authorized shares. Providing for additional authorized shares will facilitate the use of the Company’s common stock for many purposes, including, among other things, (a) to raise working capital, (b) for compensatory purposes, (c) establishing strategic relationships, (d) for acquisition currency, (e) to pay existing or future obligations and (f) for general corporate purposes. Accordingly, the proposed Exchange is one of many possible future uses of the Company’s stock, but because the Exchange is not certain and is one alternative among many possible uses of Company securities, the proposal to increase the authorized shares of the Company is not involving the Exchange. We further respectfully advise the Staff that the Company does not believe that Item 11 of Schedule 14A is applicable to Proposal 1, as the information required under such Item contemplates a transaction with respect to an authorization or issuance, and a proposal to amend a charter to provide for a general increase in authorized shares of a company is not what was intended with respect to this Item; otherwise, every company seeking stockholder approval to amend its charter to increase authorized shares for future general purposes and not for anything specific would be required to make the disclosure under Item 13(a) of Schedule 14A. We believe that this is contrary to the Staff’s long-standing historical interpretation of Schedule 14A and would by default, if this interpretation is applied consistently, cause virtually hundreds of public companies who have proposed an increase in authorized shares in the recent past to have violated the disclosure requirements of Schedule 14A. We note to the Staff that the Company currently, without effecting the proposal, would have enough shares authorized to effect the Exchange as it is currently being contemplated (although since the Exchange is not yet definitive, the Company cannot be assured of that). Consequently, the Exchange is not involving or related to Proposal 1. We have revised the language on page 5 of the Amendment to clarify that the Company has no definitive plans or arrangements to issue any such shares.

(c)      Similarly, the second proposal (“Proposal 2”) to amend the Articles of Incorporation to authorize the creation of 10,000,000 shares of “blank-check” Preferred Stock is a typical and customary mechanism of both private and public companies to grant such companies the flexibility to issue equity securities in the manner best suited for them from time to time, or as may be required by the capital markets. The language of the Schedule 14C referred to in the Staff’s comment was merely to confirm to the Company’s stockholders that the Company may use Preferred Stock for any lawful purpose; however, to prevent any confusion that Proposal 2 involves the Exchange, the Company has revised the disclosure on page 7 of the Amendment.

Securities and Exchange Commission January 3, 2013 Page 4

(d)      Although the fourth proposal (“Proposal 4”) involves the Exchange, in that to the extent the Exchange occurs the Company intends to change its name, the proposal at this time is not binding on the Company and there is no definitive agreement or arrangement or obligation to so move forward with either the Exchange or the Name Change. Accordingly, disclosing information called for by Items 11 and 14 of Schedule 14A with respect to the Exchange would be both premature and potentially misleading and confusing to stockholders. Furthermore, as stated above in paragraph (a), Schedule 14A does not require the disclosure of the Exchange under its other Items and, accordingly, there is no requirement to then apply Schedule 14A to the Exchange as a result of disclosing information regarding a potential name change. Further, the cost involved in preparing and disclosing the information required under Items 11 and 14 as if the proposed Exchange were a certainty is a prohibitive additional expense for a company with no operations at this time, and that does not aid or assist in an investor’s understanding or knowledge with respect to the Company. In fact, such disclosure would be premature and confusing. We note that if and when the Company enters into the Exchange (in whatever form), any other transaction with Life Care Medical, or any transaction with any other person or entity that would result in a change of control, the Company will disclose all applicable information regarding such transaction in accordance with applicable Commission rules, including the filing of a “super” Form 8-K. We have revised the language on page 9 of the Amendment to further clarify that Proposal 4 is at the option of the Company and that there is no definitive plan or arrangement to so move forward with either the name change or the Exchange.

(e)      We advise the Staff that the information regarding the change of control of the Company as previously disclosed in Item 5.01 of the Company’s Form 8-K filed on November 16, 2012, is being restated (with conforming changes), on page 4 of the Amendment.

2.	Please provide the information required by Item 5 of Schedule 14A for Tungsten 74 LLC and Mr. Kukekov. In this regard, it is unclear why Tungsten 74 LLC has agreed to cancel its majority ownership stake. We also note that Mr. Kukekov is described as a member of Tungsten 74 LLC in footnote one on page four.

We respectfully advise the Staff that the Exchange is not a matter being acted upon nor is it a final or definitive transaction and, accordingly, no information pursuant to Item 5 of Schedule 14A need be provided in the Schedule 14C with respect thereto. We advise the Staff that due to the foregoing, Tungsten 74 LLC has not yet agreed to cancel its majority ownership stake as the Exchange has not been finalized as of this date and the terms may change. Any potential cancellation would be based on arms-length negotiations between the parties based on business considerations of each side of the transaction.

3.	Please revise the information statement to provide a working telephone number for the company.

Effect has been given to the Staff’s comment. Please see page 2 of the Amendment.

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Securities and Exchange Commission January 3, 2013 Page 5

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-5924 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

Stephen E. Fox

cc:	Securities and Exchange Commission James Lopez Shaz Niazi Health In Harmony, Inc.